UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	October 31, 2012	Consolidated Business Results for the Second Quarter of the Fiscal Year Ending March 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Senior Managing Director and General Manager of Corporate Planning

Date: October 31, 2012

[Exhibit 1]

[Translation]

Consolidated Business Results for the Second Quarter of the Fiscal Year Ending March 31, 2013

[U.S. GAAP]

October 31, 2012

Listed Company:	Wacoal Holdings Corp.	Stock Exchanges: Tokyo, Osaka
Code Number:	3591 (URL: http://www.wacoalholdings.jp/)
Representative:	Position: President and Representative Director
Name: Yoshikata Tsukamoto
For Inquiries:	Position: Senior Managing Director and General Manager of Corporate Planning
	Name: Ikuo Otani	Tel: +81 (075) 682-1028

Scheduled quarterly report submission date: November 14, 2012
Scheduled dividend payment start date: -
Supplementary materials regarding quarterly business results: None
Explanatory meeting regarding quarterly business results: Yes

(Amounts less than 1 million yen have been rounded)

1.	Second Quarter of the Fiscal Year Ending March 31, 2013 (April 1, 2012 – September 30, 2012)

(1)	Consolidated Business Results

	(% indicates increase (decrease) from the corresponding period of the previous fiscal year)

	Net Sales		Operating Income		Pre-tax Net Income[1]		Net Income Attributable to Wacoal Holdings Corp.
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Second Quarter ended September 30, 2012	90,876	2.4	8,522	(3.1)	8,456	(1.2)	5,158	0.0
Second Quarter ended September 30, 2011	88,781	3.5	8,793	39.7	8,562	53.7	5,157	71.3

(Note) Quarterly comprehensive income:	1,915 million yen (decrease of 56.8%) for the second quarter ended September 30, 2012
4,435 million yen (increase of 322.0%) for the second quarter ended September 30, 2011

	Net Income Attributable to Wacoal Holdings Corp. Per Share	Diluted Net Earnings Attributable to Wacoal Holdings Corp. Per Share
	Yen	Yen
Second Quarter ended September 30, 2012	36.62	36.57
Second Quarter ended September 30, 2011	36.61	36.58

(Note)	As described in “2. Matters Concerning Summaries (Other Information) (3) Summary of Changes in Accounting Principles” on page 5, retroactive adjustments have been made to the results for the second quarter ended September 30, 2012.

[1]

This item refers to “income before income taxes, equity in net income (loss) of affiliated companies, and net loss (income) attributable to noncontrolling interests” in the consolidated statements of income included in our annual report on Form 20-F for the fiscal year ended March 31, 2012.

(2)	Consolidated Financial Condition

	Total Assets	Total Equity (Net Assets)	Total Shareholders’ Equity	Total Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
	Million Yen	Million Yen	Million Yen	%	Yen
As of September 30, 2012	233,235	171,539	169,367	72.6	1,202.50
As of the end of Fiscal Year (March 31, 2012)	221,098	173,428	171,496	77.6	1,217.57

2.	Status of Dividends

	Annual Dividend
	End of First Quarter	End of Second Quarter	End of Third Quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended March 31, 2012	—	—	—	28.00	28.00
Fiscal Year Ending March 31, 2013	—	—
Fiscal Year Ending March 31, 2013 (Estimates)			—	28.00	28.00

(Note) Revision of estimated dividends announced during the latest quarter: No

3.	Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2013 (April 1, 2012 – March 31, 2013)

(% indicates increase (decrease) from the previous fiscal year)

	Net Sales		Operating Income		Pre-tax Net Income		Net Income Attributable to Wacoal Holdings Corp.		Net Income Attributable to Wacoal Holdings Corp. Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Annual	185,000	7.6	11,500	10.8	12,000	17.6	7,600	9.9	53.96

(Note) Revision of forecast of consolidated business results announced during the latest quarter: No

4.	Other

(1)	Changes in significant subsidiaries in the second quarter of the current fiscal year (i.e., changes in specified subsidiaries (tokutei kogaisha) which involve change in scope of consolidation): None

(2)	Application of simplified accounting methods and specific accounting methods: None

(3)	Changes in accounting principles:

(i)	Changes due to modifications in accounting standards, etc.: None
(ii)	Changes other than (i) above: Yes

(Note) For details, please see “2. Matters Concerning Summaries (Other Information) (3) Summary of Changes in Accounting Principles” on page 5.

(4)	Number of Issued Shares (Common Stock)

	Second Quarter ended September 30, 2012	Fiscal Year ended March 31, 2012
(i) Number of issued shares (including treasury stock) as of the end of:	143,378,085 shares	143,378,085 shares
(ii) Number of shares held as treasury stock as of the end of:	2,532,495 shares	2,527,015 shares
(iii) Average number of shares during consolidated second quarter:	140,847,918 shares	140,848,930 shares (second quarter ended September 30, 2011)

*Notes on Implementation of Quarterly Review Procedures

This summary of quarterly financial results is not subject to the quarterly review procedures based on the Financial Instruments and Exchange Law. The review procedures for the quarterly financial statements based on the Financial Instruments and Exchange Law had not been completed at the time of disclosure of this summary of quarterly financial results.

*Cautionary Statement regarding Forecast of Business Results

The forecast of business results is based on information available as of the date this data were released and, due to various risks, uncertainties and other factors arising in the future, actual results in the future may differ largely from the estimates set out in this document.

These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn on our sales and profitability in Japan and our other markets; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, and market products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of irregular weather events on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks relating to return of investment for development of new markets; risks relating to intellectual property; risks relating to protection of customer information and our ability to protect our trade secrets; risks relating to internal controls over financial reporting; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; the impact of any natural disaster or epidemic on our business; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Table of Contents for Attached Materials

1.	Qualitative Information regarding Consolidated Performance during the Second Quarter

(1)	Qualitative Information regarding Consolidated Business Results

(i)	Performance Overview of the Second Quarter

Our group (primarily Wacoal Corp., our core operating entity) entered the final year of our three-year mid-term plan and sought to improve profitability through market share expansion and structural reform of our domestic innerwear business and made efforts to strengthen growth by actively developing our overseas business.

As a result of the above, with respect to our consolidated business results for the second quarter of the current fiscal year, overall sales increased as compared to the corresponding period of the previous fiscal year mainly due to the expansion of sales attributable to our Wacoal brand business and our businesses in the United States, and also due to the inclusion of the business results of Eveden Group Limited (“Eveden”), an English company that became our subsidiary in April 2012. Operating income decreased as compared to the corresponding period of the previous fiscal year due to the impact of the lower profitability of our subsidiaries, despite our efforts to achieve efficiency through cost reduction and cutting expenses.

Net sales:	90,876 million yen (an increase of 2.4% as compared to the corresponding period of the previous fiscal year)

Operating income:	8,522 million yen (a decrease of 3.1% as compared to the corresponding period of the previous fiscal year)

Pre-tax net income:[2]	8,456 million yen (a decrease of 1.2% as compared to the corresponding period of the previous fiscal year)

Net income attributable to Wacoal Holdings Corp.:	5,158 million yen (an increase of 0.0% as compared to the corresponding period of the previous fiscal year)

(ii)	Business Overview of Our Operating Segments

a.	Wacoal Business (Domestic)

In our Wacoal brand business, sales of our product lineup based on our announcement entitled “body aging (physiological changes associated with aging)” showed strong performance, despite the poor performance of our summer products including our core brassiere products, sales of which were affected by unsteady weather conditions. As for sales of our bottom products, underpants that were featured in the TV commercials showed favorable sales, despite poor performance of certain other products. As a result of the above, overall sales of our Wacoal brand business exceeded the results for the corresponding period of the previous fiscal year.

In our Wing brand business, sales of our core brassieres showed steady performance due to the addition of new products associated with brand restructuring based on “body aging” and an increase in the number of shops promoting our collaboration products with our major clients. On the other hand, sales of men’s innerwear were impacted by the effect of competition from merchandisers’ private-label brand products and the products sold by our competitors, and performed poorly. As a result of the above, overall sales of our Wing brand business exceeded the results for the corresponding period of the previous fiscal year.

In our retail business, sales at existing stores of our direct retail store AMPHI showed favorable performance due to the expansion of our product lineup for low-priced products and our successful efforts in promotional activities, as well as the opening of new stores. Sales from our Wacoal Factory Stores also showed steady performance. As a result, overall sales of our retail business exceeded the results for the corresponding period of the previous fiscal year.

[2]

This item refers to “income before income taxes, equity in net income (loss) of affiliated companies, and net loss (income) attributable to noncontrolling interests” in the consolidated statements of income included in our annual report on Form 20-F for the fiscal year ended March 31, 2012.

In our wellness business, although sales of sports tights fell below the results for the corresponding period of the previous fiscal year due to the impact of the products sold by our competitors, overall sales of our sports conditioning wear “CW-X” brand exceeded the results for the corresponding period of the previous fiscal year as a result of the steady performance of sales of products jointly developed with a major pharmaceutical company. In addition, sales of our functionality-focused business pumps showed steady performance, and as a result, overall sales of our wellness business exceeded the results for the corresponding period of the previous fiscal year.

In our catalog sales business, overall sales exceeded the results for the corresponding period of the previous fiscal year due to the favorable performance of catalog sales and the expansion of internet sales.

In sum, overall sales of Wacoal Corp. exceeded the results for the corresponding period of the previous fiscal year due to the strong performance of our core operating businesses. Also, our operating income exceeded the results for the corresponding period of the previous fiscal year after reassessing a certain portion of strategic investments such as development of sales space and promotional activities.

Net sales:	60,344 million yen (an increase of 1.0% as compared to the corresponding period of the previous fiscal year)

Operating income:	6,261 million yen (an increase of 1.5% as compared to the corresponding period of the previous fiscal year)

b.	Wacoal Business (Overseas)

In our overseas operations, we made aggressive efforts in expanding our U.S. market share and enhancing our product lineup mainly at department stores, which are our major clients, as well as in expanding our sales areas and channels. Sales exceeded the results for the corresponding period of the previous fiscal year as a result of steady performance generally shown by our core brassiere products and the strong performance of our internet sales. With respect to profitability, in addition to an increase in net sales, operating income exceeded the results for the corresponding period of the previous fiscal year due to an improvement in our sales-to-profit ratio that resulted from our cost reduction efforts. The exchange rate in the second quarter of the current fiscal year was 78 yen per dollar (compared to 79 yen per dollar for the corresponding period of the previous fiscal year).

With respect to our business in China, we made efforts in strengthening our product lineup, improving the retention rates of in-store sales representatives and opening of new stores mainly in inner mainland China. Sales of our very first shop of LA ROSABELLE, a new price-competitive brand with fashionability targeting the middle-class markets, showed favorable performance, and as a result, overall sales from our business in China exceeded the results for the corresponding period of the previous fiscal year. With respect to profitability, we recorded an operating loss despite our efforts in reducing our cost-to-sales ratio and the ratio of selling, general and administrative expenses compared to sales. The exchange rate in the second quarter of the current fiscal year was 13 yen per Chinese yuan (compared to 13 yen per Chinese yuan for the corresponding period of the previous fiscal year).

Net sales:	12,043 million yen (an increase of 6.4% as compared to corresponding period of the previous fiscal year)

Operating income:	1,296 million yen (a decrease of 5.0% as compared to the corresponding period of the previous fiscal year)

c.	Peach John Business

With respect to Peach John Co., Ltd. (“Peach John”), sales from our core mail-order catalogues fell below the results for the corresponding period of the previous fiscal year due to the expansion of sales of innerwear achieved through TV commercials and the poor performance of the outerwear and general merchandise. Net sales from our direct retail stores showed weak performance despite sales promotions implemented by each store and an improvement in the selection of goods. With respect to our directly-managed overseas stores, although an underperforming store was wound up, sales from China exceeded the results for the corresponding period of the previous fiscal year due to the opening of new stores, while our directly-managed stores in Hong Kong showed weak performance. As a result of the above, overall sales from our Peach John business fell below the results for the corresponding period of the previous fiscal year. With respect to profitability, despite our cost reduction efforts and efforts to achieve efficiency by cutting expenses, our Peach John business was less profitable than it was for the corresponding period of the previous fiscal year due to reduced sales.

Net sales:	6,153 million yen (a decrease of 12.2% as compared to the corresponding period of the previous fiscal year)

Operating income:	207 million yen (a decrease of 67.1% as compared to the corresponding period of the previous fiscal year)

d.	Other

With respect to the business of Lecien Corporation (“Lecien”), sales from our core innerwear products fell below the results for the corresponding period of the previous fiscal year due to the decreased number of products offered to our major clients. In addition, as a result of the termination of the unprofitable products at our apparel business, which offers outerwear products, overall sales from Lecien fell below the results for the corresponding period of the previous fiscal year. In terms of profit, operating income exceeded the results for the corresponding period of the previous fiscal year due to our successful efforts in the improvement of profitability from our apparel business and cost reduction.

As for Nanasai Co., Ltd. (“Nanasai”), which engages in the manufacturing, sales and rental business of mannequins and interior design and construction of stores at commercial facilities, net sales were below the results for the corresponding period of the previous fiscal year as a result of the poor performance of sales business and rental business due to restrained investments by our business partners and the closing down of department stores. With respect to profit, we were less profitable than we were for the corresponding period of the previous fiscal year in connection with a decrease in sales, despite our efforts to achieve efficiency by cutting expenses.

Sales from Eveden were less than initially expected due to the impact of the economic slowdown seen in European countries. With respect to profit, we were less profitable than originally expected in connection with a decrease in sales, despite the improvement in our profit-to-sales ratio that resulted from lowering costs.

Net sales:	12,336 million yen (an increase of 15.4% as compared to the corresponding period of the previous fiscal year)

Operating income:	758 million yen (an increase of 20.1% as compared to the corresponding period of the previous fiscal year)

(2)	Qualitative Information regarding Consolidated Financial Condition

(i)	Assets, Liabilities and Total Shareholders’ Equity

Our total assets as of the end of the current consolidated second quarter were 233,235 million yen, an increase of 12,137 million yen from the end of the previous fiscal year, due to an increase in goodwill as a result of the acquisition of Eveden.

Our total liabilities were 61,696 million yen, an increase of 14,026 million yen from the end of the previous fiscal year, due to an increase in short-term bank loans.

Total Wacoal Holdings Corp. shareholders’ equity was 169,367 million yen, a decrease of 2,129 million yen from the end of the previous fiscal year, due to the changes in foreign currency exchange adjustment and unrealized gain/loss on securities, despite an increase in retained earnings.

As a result of the above, our total shareholders’ equity ratio as of the end of the current consolidated second quarter was 72.6%, a decrease of 5.0% from the end of the previous fiscal year.

(ii)	Cash Flow

Cash and cash equivalents as of the end of the consolidated second quarter of the current fiscal year were 19,806 million yen, a decrease of 10,179 million yen from the end of the previous fiscal year.

(Cash Provided by Operating Activities)

Cash flow provided by operating activities was 6,700 million yen, an increase of 573 million yen as compared to the corresponding period of the previous fiscal year, after adjustments of changes in assets and liabilities to our net income of 5,267 million yen plus the adjustments of depreciation expenses and deferred taxes.

(Cash Used in Investment Activities)

Cash flow used in investment activities was 22,261 million yen, an increase of 20,539 million yen as compared to the corresponding period of the previous fiscal year, due to the acquisition of a new subsidiary and other factors, despite proceeds from the sale and redemption of marketable securities.

(Cash Provided by Financing Activities)

Cash flow provided by financing activities was 5,603 million yen, an increase of 8,228 million yen as compared to the corresponding period of the previous fiscal year, due to an increase in short-term bank loans and other factors, despite the cash dividend payments.

(3)	Qualitative Information regarding Forecast of Consolidated Business Results

We have not revised our forecast of consolidated business results for the fiscal year ending March 31, 2013 since our announcement on May 15, 2012.

In our domestic business, we will make efforts to expand our share in the domestic innerwear market by developing products based on the key concept of “body aging” and strengthening high volume products. We will also make aggressive efforts to expand our retail business, wellness business and online business, which we believe have further growth potential, and will work on rebuilding supply chain management which can exercise the resources of our group (including our subsidiaries), as a whole.

In our overseas business, mainly in the United States and China, we will continue to work on expanding sales and improving profitability, while responding to changes in the business environment. In addition, we will make efforts to strengthen our operating base and expand sales in the European markets by utilizing the resources of Eveden.

2.	Matters Concerning Summaries (Other Information)

(1)	Summary of Changes in Significant Subsidiaries during the Current Consolidated Quarter:
On April 10, 2012, Eveden became our wholly-owned subsidiary, through our acquisition of all of the outstanding shares of Eveden.

(2)	Application of Simplified Accounting Methods and Specific Accounting Methods:
Not applicable.

(3)	Summary of Changes in Accounting Principles:
(Change in the Fiscal Year End of Certain Subsidiaries)

During the previous consolidated fiscal year (fiscal 2012), the fiscal year ends of certain consolidated subsidiaries were changed from December and February to March to be consistent with our fiscal year end. In connection with this change, we made retroactive adjustments to the consolidated income statement, consolidated comprehensive income statement, consolidated cash flow statement, segment information, and status of sales for the relevant subsidiaries in order to reflect the change of fiscal year end at those consolidated subsidiaries.

3.	Consolidated Financial Statements

(1)	Consolidated Balance Sheets

Accounts	Previous Fiscal Year as of March 31, 2012	Current Consolidated Second Quarter as of September 30, 2012	Increase/(Decrease)
(Assets)	Million Yen	Million Yen	Million Yen
I. Current assets:
Cash and cash equivalents	29,985	19,806	(10,179)
Time deposits	733	1,448	715
Marketable securities	5,179	4,674	(505)
Trade accounts	22,725	25,599	2,874
Allowance for returns and doubtful receivables	(1,460)	(1,867)	(407)
Inventories	32,847	35,742	2,895
Deferred income taxes	4,234	4,460	226
Other current assets	3,052	3,633	581

Total current assets	97,295	93,495	(3,800)

II. Property, plant and equipment:
Land	21,783	21,849	66
Buildings and building improvements	60,077	60,458	381
Machinery and equipment	14,039	14,271	232
Construction in progress	22	319	297

	95,921	96,897	976
Accumulated depreciation	(46,843)	(47,557)	(714)

Net property, plant and equipment	49,078	49,340	262

III. Other assets:
Investments in affiliated companies	14,599	14,426	(173)
Investments	34,064	35,684	1,620
Goodwill	10,367	20,017	9,650
Other intangible assets	9,541	14,080	4,539
Deferred income taxes	597	639	42
Other	5,557	5,554	(3)

Total other assets	74,725	90,400	15,675

Total assets	221,098	233,235	12,137

Accounts	Previous Fiscal Year as of March 31, 2012	Current Consolidated Second Quarter as of September 30, 2012	Increase/(Decrease)
(Liabilities)	Million Yen	Million Yen	Million Yen
I. Current liabilities:
Short-term bank loans	5,780	16,255	10,475
Notes and accounts payables:
Trade notes	1,429	1,411	(18)
Trade accounts	10,737	10,972	235
Other payables	6,948	4,836	(2,112)

	19,114	17,219	(1,895)
Accrued payroll and bonuses	6,411	6,513	102
Income taxes payable	1,747	3,609	1,862
Other current liabilities	2,555	4,607	2,052

Total current liabilities	35,607	48,203	12,596

II. Long-term liabilities:
Liability for termination and retirement benefits	2,817	2,098	(719)
Deferred income taxes	7,085	7,925	840
Other long-term liabilities	2,161	3,470	1,309

Total long-term liabilities	12,063	13,493	1,430

Total liabilities	47,670	61,696	14,026

(Equity)

I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,447	29,473	26
III. Retained earnings	141,370	142,584	1,214
IV. Accumulated other comprehensive income (loss):
Foreign currency exchange adjustment	(10,916)	(13,367)	(2,451)
Unrealized gain (loss) on securities	4,197	3,060	(1,137)
Pension liability adjustment	(2,976)	(2,752)	224
V. Treasury stock	(2,886)	(2,891)	(5)

Total Wacoal Holdings Corp. shareholders’ equity	171,496	169,367	(2,129)
VI. Noncontrolling interests	1,932	2,172	240

Total equity	173,428	171,539	(1,889)

Total liabilities and equity	221,098	233,235	12,137

(2) Consolidated Quarterly Income Statement

Accounts	Previous Consolidated Second Quarter (From April 1, 2011 to September 30, 2011)		Current Consolidated Second Quarter (April 1, 2012 to September 30, 2012)		Increase/ (Decrease)
	Million Yen	%	Million Yen	%	Million Yen
I. Net Sales	88,781	100.0	90,876	100.0	2,095
II. Operating costs and expenses
Cost of sales	41,961	47.3	42,040	46.2	79
Selling, general and administrative expenses	38,027	42.8	40,314	44.4	2,287

Total operating expenses	79,988	90.1	82,354	90.6	2,366

Operating income	8,793	9.9	8,522	9.4	(271)
III. Other income (expenses):
Interest income	48		56		8
Interest expense	(48)		(69)		(21)
Dividend income	437		413		(24)
Gain (loss) on sale or exchange of marketable securities and investments, net	43		26		(17)
Valuation gain (loss) on investment in marketable securities and/or investment securities, net	(441)		(79)		362
Other profit and (loss), net	(270)		(413)		(143)

Total other income (expenses)	(231)	(0.3)	(66)	(0.1)	165

Pre-tax net income	8,562	9.6	8,456	9.3	(106)
Income taxes	3,992	4.5	3,769	4.1	(223)

Income before equity in net income of affiliated companies and net income attributable to noncontrolling interest	4,570	5.1	4,687	5.2	117
Equity in net income of affiliated companies	666	0.8	580	0.6	(86)

Net income	5,236	5.9	5,267	5.8	31
Net income attributable to noncontrolling interests	(79)	(0.1)	(109)	(0.1)	(30)

Net income attributable to Wacoal Holdings Corp.	5,157	5.8	5,158	5.7	1

(3) Consolidated Quarterly Comprehensive Income Statement

Accounts	Previous Consolidated Second Quarter (From April 1, 2011 to September 30, 2011)	Current Consolidated Second Quarter (April 1, 2012 to September 30, 2012)	Increase/ (Decrease)
	Million Yen	Million Yen	Million Yen
I. Net income	5,236	5,267	31

II. Other comprehensive income (loss) – after adjustment of tax effect:
Foreign currency exchange adjustment	(716)	(2,438)	(1,722)
Net unrealized gain (loss) on securities	(236)	(1,138)	(902)
Pension liability adjustment	151	224	73

Total other comprehensive profit (loss)	(801)	(3,352)	(2,551)

Comprehensive profit (loss)	4,435	1,915	(2,520)
Comprehensive profit (loss) attributable to non-controlling interests	(68)	(121)	(53)

Comprehensive profit (loss) attributable to Wacoal Holdings Corp.	4,367	1,794	(2,573)

(4) Consolidated Cash Flow Statements

Accounts	Previous Consolidated Second Quarter (April 1, 2011 to September 30, 2011)	Current Consolidated Second Quarter (April 1, 2012 to September 30, 2012)
	Million Yen	Million Yen
I. Operating activities
1. Net income	5,236	5,267
2. Adjustments of net income to cash flow from operating activities
(1) Depreciation and amortization	2,309	2,220
(2) Allowance for returns and doubtful receivables	69	357
(3) Deferred taxes	1,146	(190)
(4) Gain (loss) on sale of fixed assets	21	34
(5) Gain (loss) on sale and exchange of marketable securities and investment securities	(43)	(26)
(6) Valuation gain (loss) on investment in marketable securities and investment securities	441	79
(7) Equity in net income of affiliated companies (after dividend income)	(151)	(59)
(8) Changes in assets and liabilities
Increase in receivables	(3,026)	(1,077)
Increase in inventories	(774)	(105)
Increase in other current assets	(567)	(119)
Decrease in payables and accounts payable	(721)	(2,458)
Decrease in reserves for retirement benefits	(372)	(415)
Increase in other liabilities	1,738	2,721
(9) Other	821	471

Net cash flow from (used in) operating activities	6,127	6,700

II. Investing activities
1. Increase in time deposits	(3)	(1,163)
2. Decrease in time deposits	476	409
3. Proceeds from sales and redemption of marketable securities	1,300	837
4. Acquisition of marketable securities	(1,921)	(392)
5. Proceeds from sales of fixed assets	232	23
6. Acquisition of tangible fixed assets	(1,572)	(1,286)
7. Acquisition of intangible fixed assets	(271)	(366)
8. Proceeds from sales of investments	94	95
9. Acquisition of investments	(94)	(3,533)
10. Acquisition of new subsidiary (net acquisition amount in cash)	—	(16,906)
11. Other	37	21

Net cash flow provided by (used in) investing activities	(1,722)	(22,261)

III. Financing activities
1. Net increase in short-term bank loans	269	10,293
2. Financing from long-term debt	—	2,037
3. Repayment of long-term debt	(35)	(2,709)
4. Acquisition of treasury stock	(7)	(5)
5. Sale of treasury stock	4	0
6. Dividends paid in cash on common stock	(2,817)	(3,944)
7. Dividends paid in cash to the non-controlling interests	(47)	(69)
8. Other	8	—

Net cash flow provided by (used in) financing activities	(2,625)	5,603

IV. Effect of exchange rate on cash and cash equivalents	(370)	(221)

V. Increase (Decrease) in cash and cash equivalents	1,410	(10,179)
VI. Initial balance of cash and cash equivalents	26,316	29,985

VII. Period end balance of cash and cash equivalents	27,726	19,806

Additional Information

Cash paid for:
Interest	45	69
Income taxes, etc.	1,956	1,827
Investment activities without cash disbursement:
Acquisition amount of investment securities through stock swap	126	—
Acquisition cost of fixed assets	—	237
Acquisition cost of marketable securities	—	11

(5)	Notes on Going Concern

Not applicable.

(6)	Segment Information

(i)	Operating Segment Information

Previous Consolidated Second Quarter (From April 1, 2011 to September 30, 2011)

(Unit: Million Yen)

	Wacoal business (Domestic)	Wacoal business (Overseas)	Peach John business	Other	Total	Elimination or corporate	Consolidated
Net sales
(1) Net sales to outside customers	59,761	11,319	7,010	10,691	88,781	—	88,781
(2) Internal sales or transfers among segments	1,568	3,119	99	2,820	7,606	(7,606)	—

Total	61,329	14,438	7,109	13,511	96,387	(7,606)	88,781

Operating income	6,169	1,364	629	631	8,793	—	8,793

Current Consolidated Second Quarter (From April 1, 2012 to September 30, 2012)

(Unit: Million Yen)

	Wacoal business (Domestic)	Wacoal business (Overseas)	Peach John business	Other	Total	Elimination or corporate	Consolidated
Net sales
(1) Net sales to outside customers	60,344	12,043	6,153	12,336	90,876	—	90,876
(2) Internal sales or transfers among segments	1,116	3,830	92	2,708	7,746	(7,746)	—

Total	61,460	15,873	6,245	15,044	98,622	(7,746)	90,876

Operating income	6,261	1,296	207	758	8,522	—	8,522

(Note)	1.	Core products of respective businesses:

		Wacoal business (Domestic):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

		Wacoal business (Overseas):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

		Peach John business:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, and other textile-related products, etc.

		Other:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, other textile-related products, mannequins, shop design and implementation, etc.

	2.	Asset-related information by operating segment:

During the current consolidated first quarter, the amount of asset in “Other” segment increased 21,031 million yen from the amount of such assets as of the end of the previous fiscal year, as a result of making Eveden and its subsidiary our wholly-owned subsidiaries. Accordingly, the amount of asset in “Other” segment as of the end of the current consolidated second quarter was 41,597 million yen.

(ii)	Segment Information by Region

Previous Consolidated Second Quarter (From April 1, 2011 to September 30, 2011)

(Unit: Million Yen)

	Japan	Asia	Europe/N.A.	Consolidated
Net sales to outside customers	77,095	5,308	6,378	88,781
Distribution ratio	86.8%	6.0%	7.2%	100.0%
Operating income	7,513	326	954	8,793

Current Consolidated Second Quarter (From April 1, 2012 to September 30, 2012)

(Unit: Million Yen)

	Japan	Asia/Oceania	Europe/N.A.	Consolidated
Net sales to outside customers	75,727	6,186	8,963	90,876
Distribution ratio	83.3%	6.8%	9.9%	100.0%
Operating income	7,097	267	1,158	8,522

(Note)	1.	Countries or areas are classified according to geographical proximity.
	2.	Major countries and areas included in the respective segments other than Japan:
		Asia/Oceania: various countries of East Asia, Southeast Asia, West Asia and Australia
		Europe/N.A.: North America and European countries
	3.	Sales are classified according to the locations of the consolidated companies.

(7)	Notes on Significant Changes in the Amount of Total Shareholders’ Equity

Not applicable.

(8)	Status of Sales

Type of product	Previous Second Quarter (April 1, 2011 to September 30, 2011)		Current Second Quarter (April 1, 2012 to September 30, 2012)		Increase/(Decrease)
	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%	Million Yen	%
Innerwear
Foundation and lingerie	64,868	73.1	67,811	74.6	2,943	4.5
Nightwear	4,576	5.1	4,653	5.1	77	1.7
Children’s underwear	859	1.0	868	1.0	9	1.0

Subtotal	70,303	79.2	73,332	80.7	3,029	4.3

Outerwear/Sportswear	8,441	9.5	8,006	8.8	(435)	(5.2)
Hosiery	853	1.0	838	0.9	(15)	(1.8)
Other textile goods and related products	4,101	4.6	3,724	4.1	(377)	(9.2)
Other	5,083	5.7	4,976	5.5	(107)	(2.1)

Total	88,781	100.0	90,876	100.0	2,095	2.4